UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                         INTERMETRO COMMUNICATIONS, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  45882 L 10 1
             ------------------------------------------------------
                                 (CUSIP Number)


                              Douglas LeRoy Benson
                         InterMetro Communications, Inc.
                          2685 Park Center Dr., Bldg A
                              Simi Valley, CA 93065
                               805.433.8000 (main)
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 2014
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

                                                      --------------------------
                                                               Page 2 of 5 Pages
                                                      --------------------------
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1        NAME OF REPORTING PERSON:   Douglas LeRoy Benson


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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [    ]
                                                                      (b) [ xx ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [     ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

    Number of           7        SOLE VOTING POWER           4,113,091
     Shares             --------------------------------------------------------
  Beneficially          8        SHARED VOTING POWER        23,000,000
    owned by            --------------------------------------------------------
      Each              9        SOLE DISPOSITIVE POWER     27,113,091
    Reporting           --------------------------------------------------------
     Person             10       SHARED DISPOSITIVE POWER            0
      with

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,113,091
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [     ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.63%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   IN
--------------------------------------------------------------------------------

                                                      --------------------------
                                                               Page 3 of 5 Pages
                                                      --------------------------
Item 1.  Security and Issuer.
-----------------------------

         This Amendment No. 1 to statement on Schedule 13D relates to shares of common stock and Series B Convertible Preferred Stock of InterMetro Communications, Inc, a Nevada corporation ("the Company"). The address of the principal executive offices of the Company is 2685 Park Center Drive, Bldg. A, Simi Valley, CA 93065

Item 2.  Identity and Background.
---------------------------------

         Name:                      Douglas LeRoy Benson
         Business Addr:             11933 Lake Chapin Road
                                    Berrien Springs, MI 49103

         Principle Occupation:      Retired Physician
         Citizenship:               U.S.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         The Reporting Person used personal funds to purchase the Company's securities.

         The requirement of the Reporting Person to file this 13D was triggered originally by the purchase of 3,643,397 shares of common stock of the Company in connection with a business combination between the Company and its predecessor in December 2006 for $591,313.71 of which 400,000 shares were gifted to third parties in 2012. The Reporting Person also holds 869,694 options to purchase common stock of the Issuer.

         On August 1, 2014, the Reporting Person acquired an additional 3,000,000 shares of Series B Convertible Preferred Stock of the Company and a warrant to purchase 3,000,000 shares of common stock of the issuer for a total purchase price of $3,000,000. The 3,000,000 shares of Series B Convertible Preferred are convertible into 20,000,000 shares of common stock of the Company.

Item 4.  Purpose of Transaction.
--------------------------------

         The Reporting Person acquired the Company's securities for investment purposes. The Reporting Person serves as a director of the Company and, in such capacity only, may be involved in matters described in paragraphs (a) through
(j) of item 4 to Schedule 13D. Except as stated herein, the Reporting Person has no plans or proposals to engage in any of the matters contemplated by paragraphs
(a) through (j) of Item 4 to Schedule 13D.

                                                      --------------------------
                                                               Page 4 of 5 Pages
                                                      --------------------------

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

         As of August 1, 2014, the date which required the filing of this Amendment No. 1 to Schedule 13D, the Reporting Person beneficially owned an aggregate of 27,113,091 shares of the Company's Common Stock, including 3,869,694 shares subject to options and warrants that were exercisable within sixty days, and 20,000,000 shares of common stock issuable upon conversion of 3,000,000 shares of Series B Convertible Preferred Stock, representing 32.63% of the Company's outstanding Common Stock as of August 1, 2014, based on 83,084,093 shares outstanding on May 15, 2014 as reported in the Company's Form 10-Q filed on May 20, 2014.

         As of the date of this Schedule, the Reporting Person beneficially owns an aggregate of 27,113,091 shares of the Company's Common Stock, including 3,869,694 shares subject to options and warrants that were exercisable within sixty days, and 20,000,000 shares of common stock issuable upon conversion of 3,000,000 shares of Series B Convertible Preferred Stock, representing 32.63% of the Company's outstanding Common Stock as of August 1, 2014, based on 83,084,093 shares outstanding on May 15, 2014 as reported in the Company's Form 10-Q filed on May 20, 2014.

         The information set forth in response to Items 7 through 10 of the cover page of this Schedule 13D is hereby incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

         In connection with the sale of Series B Convertible Preferred Stock and warrants on August 1, 2014, the Reporting Person entered into a Voting Agreement with Mr. Charles Rice, a shareholder of the Company. Under the Voting Agreement, in the event that the Series B Convertible Preferred Stock or warrants to purchase common stock are converted into shares of common stock, the Reporting Person has agreed to vote the 20,000,000 shares of common stock issued upon conversion of the Series B Convertible Preferred and the 3,000,000 shares of common stock issuable upon exercise of the warrant as may be directed by Mr. Rice in his sole and absolute discretion, and has agreed to provide Mr. Rice with a proxy authorizing these shares to be voted as Mr. Rice directs. As a result, upon conversion of the Series B Preferred Stock and exercise of the warrant to purchase common stock, Mr. Rice will hold sole voting power over 23,000,000 shares of common stock held by the Reporting Person.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

Exhibit 99.1. Voting Agreement between InterMetro Communications, Inc., Mr. Charles Rice and the Reporting Person.

                                                      --------------------------
                                                               Page 5 of 5 Pages
                                                      --------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Dated:  August 12, 2014



                                              /s/ Douglas L. Benson
                                              ---------------------------------
                                              Name:  Douglas LeRoy Benson